November 27, 2012

VIA EDGAR and FACSIMILE (703) 813-6981

Mr. Stephen G. Krikorian, Accounting Branch Chief
Ms. Tamara Tangen, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ellie Mae, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 28, 2012 File No. 001-35140
Dear Mr. Krikorian and Ms. Tangen:
As we discussed by telephone on November 21, 2012, I write to advise you that Ellie Mae, Inc. (the “Company”) intends to respond to the comment letter regarding the above referenced filing received by the Company from the staff of the Securities and Exchange Commission on November 20, 2012 by December 15, 2012. Please do not hesitate to contact me by telephone at (925) 227-7010, by fax at (925) 227-2080, or by email at matt.lavay@elliemae.com with any questions. Thank you for your assistance with this matter.
Very truly yours,

ELLIE MAE, INC.

By: /s/ Matt LaVay
Name: Matt LaVay
Its: Vice President, Controller

cc:    Edgar A. Luce, EVP, Finance and Administration and CFO
Elisa Lee, EVP, General Counsel and Secretary